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As Filed with the Securities and
Exchange Commission on August 3, 1998                           File No. 70-9095




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

               --------------------------------------------------

                        POST-EFFECTIVE AMENDMENT NO.1 TO
                            APPLICATION-DECLARATION
                                  ON FORM U-1
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               --------------------------------------------------

                                    CONECTIV
                         DELMARVA POWER & LIGHT COMPANY
                        CONECTIV RESOURCE PARTNERS, INC.
                         CONECTIV ENERGY SUPPLY COMPANY
                                800 King Street
                             Wilmington, DE  19899

DELMARVA CAPITAL INVESTMENTS, INC.                     ATLANTIC CITY ELECTRIC COMPANY
CONECTIV SERVICES, INC.                                ATLANTIC ENERGY ENTERPRISES, INC.
CONECTIV COMMUNICATIONS, INC.                          ATLANTIC ENERGY INTERNATIONAL, INC.
DELMARVA SERVICES COMPANY                              6801 Black Horse Pike
DCI I, INC.                                            Egg Harbor Township, NJ  08234
DCI II, INC.
DCTC-BURNEY, INC.                                      ATLANTIC GENERATION, INC.
CHRISTIANA CAPITAL MANAGEMENT, INC.                    ATLANTIC SOUTHERN PROPERTIES, INC.
DELMARVA OPERATING SERVICES CO.                        ATE INVESTMENT, INC.
CONECTIV SOLUTIONS, LLC                                CONECTIV THERMAL SYSTEMS, INC.
CONECTIV ENERGY, INC.                                  COASTALCOMM, INC.
POWER CONSULTING GROUP, INC.                           ATLANTIC ENERGY TECHNOLOGY, INC.
CONECTIV PLUMBING LLC                                  BINGHAMTON GENERAL, INC.
252 Chapman Road                                       BINGHAMTON LIMITED, INC.
P.O. Box 6066                                          PEDRICK LTD., INC.
Newark, DE  19714                                      PEDRICK GEN., INC.
                                                       VINELAND LIMITED, INC.
                                                       VINELAND GENERAL, INC.
                                                       ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                                       ATS OPERATING SERVICES, INC.
                                                       THE EARTH EXCHANGE, INC.
                                                       ATLANTIC PAXTON COGENERATION, INC.
                                                       5100 Harding Highway
                                                       Mays Landing, NJ  08330

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(Names of companies filing this statement and addresses of principal executive offices)


                                    CONECTIV

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                (Name of top registered holding company parent)
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                                Louis M. Walters
                                   Treasurer
                                    Conectiv
                                800 King Street
                             Wilmington, DE  19899

            -------------------------------------------------------
                  (Names and addresses of agents for service)


The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

         Peter F. Clark, Esq.               Joyce Koria Hayes, Esq.
         Conectiv, Inc.                     7 Graham Court
         800 King Street                    Newark, DE  19711
         Wilmington, DE  19899
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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

In its Order dated February 26, 1998 (Release No. 35-26833; 70-9095), the Commission reserved jurisdiction over the issuance of short-term debt to Conectiv by Delmarva Power & Light Company ("Delmarva") and the participation of Delmarva in the Conectiv System Money Pool pending receipt by the Commission of an authorizing order from the Virginia State Corporation Commission ("VSCC"). The purpose of this Post-Effective Amendment No. 1 is to complete the record with regard to these matters by filing the authorizing order of the VSCC as Exhibit D-2 hereto.

ITEM 5.   PROCEDURE

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

As the public notice requirements with regard to this matter have already been fulfilled, the Commission is respectfully requested to issue its supplemental order as soon as practicable after the date of filing of this Post Effective Amendment No. 1.

ITEM 6.  EXHIBITS

(a) Exhibits

D-2 Order of the Virginia State Corporation Commission related to the issuance of short-term debt to Conectiv by Delmarva and participation in the Conectiv System Money Pool by Delmarva

F-2      Opinion of Counsel
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                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 1 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                                  CONECTIV
                                       DELMARVA POWER & LIGHT COMPANY
                                       CONECTIV RESOURCE PARTNERS, INC.
                                       CONECTIV ENERGY SUPPLY COMPANY
                                       DELMARVA CAPITAL INVESTMENTS, INC.
                                       CONECTIV SERVICES, INC.
                                       DCI I, INC.
                                       DCI II, INC.
                                       DCTC-BURNEY, INC.
                                       CHRISTIANA CAPITAL MANAGEMENT, INC.
                                       DELMARVA OPERATING SERVICES COMPANY
                                       POWER CONSULTING GROUP, INC.
                                       CONECTIV SOLUTIONS, LLC
                                       CONECTIV PLUMBING, LLC
                                       ATLANTIC CITY ELECTRIC COMPANY
                                       ATLANTIC ENERGY ENTERPRISES, INC.
                                       ATLANTIC ENERGY INTERNATIONAL, INC.
                                       ATLANTIC GENERATION, INC.
                                       ATLANTIC SOUTHERN PROPERTIES, INC.
                                       ATE INVESTMENT, INC.
                                       CONECTIV THERMAL SYSTEMS, INC.
                                       COASTALCOMM, INC.
                                       ATLANTIC ENERGY TECHNOLOGY, INC.
                                       BINGHAMTON GENERAL, INC.
                                       BINGHAMTON LIMITED, INC.
                                       PEDRICK LIMITED, INC.
                                       PEDRICK GENERAL, INC.
                                       VINELAND LIMITED, INC.
                                       VINELAND GENERAL, INC.
                                       ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                       ATS OPERATING SERVICES, INC.
                                       THE EARTH EXCHANGE, INC.
                                       ATLANTIC PAXTON COGENERATION, INC.


August 3, 1998                         /s/ L. M. Walters
                                       -----------------
                                       L. M. Walters
                                       Treasurer
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                                 EXHIBIT INDEX


D-2 Order of the Virginia State Corporation Commission related to the issuance of short-term debt to Conectiv by Delmarva and participation in the Conectiv System Money Pool by Delmarva

F-2      Opinion of Counsel